02013213

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
JAN 3 1 2002
1086

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for January 31, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-~~61840~~ 37616
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
FEB 1 1 2002
THOMSON FINANCIAL
P

Exhibit Index at page 3.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 31, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: ______________________________

Name:

Title:

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-AR2

CSFB-2002-AR2-G1G2-OC-MZ1 - Price/Yield - IIM1

Balance	$7,693,989.35	Delay	0	Index	LIBOR_1MO | 1.76
Coupon	2.91	Dated	1/30/2002	Margin	1.15
Settle	1/30/2002	First Payment	2/25/2002	Cap / Floor	999 / 0

RUN TO 5% CALL

Price	*10 CPR, Call (Y)* Disc Margin	*15 CPR, Call (Y)* Disc Margin	*20 CPR, Call (Y)* Disc Margin	*25 CPR, Call (Y)* Disc Margin	*30 CPR, Call (Y)* Disc Margin	*35 CPR, Call (Y)* Disc Margin	*40 CPR, Call (Y)* Disc Margin	*45 CPR, Call (Y)* Disc Margin	*50 CPR, Call (Y)* Disc Margin	*60 CPR, Call (Y)* Disc Margin
99-24	117	118	119	120	121	121	122	122	122	124
99-25	117	118	119	119	120	121	121	121	121	122
99-26	117	117	118	119	119	120	120	120	120	121
99-27	116	117	118	118	119	119	119	119	119	120
99-28	116	117	117	117	118	118	118	118	118	119
99-29	116	116	117	117	117	117	118	118	117	118
99-30	116	116	116	116	116	117	117	117	117	117
99-31	115	115	116	116	116	116	116	116	116	116
100-00	**115**	**115**	**115**	**115**	**115**	**115**	**115**	**115**	**115**	**115**
100-01	115	115	114	114	114	114	114	114	114	114
100-02	114	114	114	114	114	113	113	113	113	113
100-03	114	114	113	113	113	113	112	112	113	112
100-04	114	113	113	113	112	112	112	112	112	111
100-05	114	113	112	112	111	111	111	111	111	110
100-06	113	113	112	111	111	110	110	110	110	109
100-07	113	112	111	111	110	109	109	109	109	108
100-08	113	112	111	110	109	109	108	108	108	108
WAL	12.64	8.95	6.75	5.42	4.62	4.15	3.91	3.83	3.96	3.03
Mod Durn	10.31	7.71	6.02	4.95	4.29	3.89	3.68	3.62	3.74	2.9
Principal Window	Jan08 - Aug23	Feb06 - Mar18	Feb05 - Jun14	Feb05 - Dec11	Mar05 - Feb10	Apr05 - Oct08	May05 - Oct07	Jun05 - Dec06	Jul05 - May06	Sep04 - Apr05
LIBOR_1MO	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76
LIBOR_6MO	1.92	1.92	1.92	1.92	1.92	1.92	1.92	1.92	1.92	1.92
CMT_1YR	2.08	2.08	2.08	2.08	2.08	2.08	2.08	2.08	2.08	2.08
CMT_3YR	3.38	3.38	3.38	3.38	3.38	3.38	3.38	3.38	3.38	3.38